UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Covansys Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

22281W103

(CUSIP Number)

Franci J. Blassberg
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY  10022
(212) 909-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 15, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22281W103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CDR-COOKIE Acquisition, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,000,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.4%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Clayton, Dubilier & Rice Fund VI Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,000,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.4%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CD&R Associates VI Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,000,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.4%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CD&R Investment Associates VI, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,000,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.4%

14.	Type of Reporting Person (See Instructions) CO

Amendment No. 4 to
Statement on Schedule 13D

This Amendment No. 4 to Statement on Schedule 13D, initially filed on May 1, 2000, amended on July 17, 2000, amended on November 19, 2001 and amended on April 26, 2004 (as amended, the “Schedule 13D”), relates to the beneficial ownership of the common stock, without par value (the “Common Stock”) of Covansys Corporation, a Michigan corporation (the “Company”).  This Amendment is being filed on behalf of CDR-Cookie Acquisition, L.L.C. (“CDR”) and the other reporting persons (together with CDR, the “Reporting Persons”) identified on the prior pages of this Amendment, each of which are incorporated herein by reference.  Capitalized terms used herein without definition are used as defined in the Schedule 13D.  Information in respect of each Reporting Person is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person.

Item 1.	Security and Issuer

Item 2.	Identity and Background
Item 2 is hereby amended as follows:
Tobias Gondorf is no longer an officer of CDR or an executive employee of Clayton, Dubilier & Rice Limited or Clayton, Dubilier & Rice International, Inc.
Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On August 17, 2004, CDR entered into an Amendment and Acknowledgement Agreement (the “Amendment”) with the Company, Fidelity Information Services, Inc., an Arkansas corporation (“FIS”), Rajendra B. Vattikuti and The Rajendra B. Vattikuti Trust, established pursuant to the Second Amendment and Restatement of Revocable Living Trust Agreement, dated as of February 1, 1995 (together with Rajendra B. Vattikuti, the “Vattikuti Entities”), amending the Recapitalization Agreement, dated as of April 26, 2004, which is attached as Exhibit 8 to Amendment No. 3 to the Schedule 13D, which was further amended as of September 9, 2004 (collectively, the “Recapitalization Agreement”).  Under the Amendment, CDR would exchange all of its existing Company holdings for consideration consisting of (a) $177.5 million instead of $180 million of cash, (b) two million shares of the Company’s Common Stock, (c) subordinated notes, due December 31, 2005, substantially in the form attached as Exhibit B to Exhibit 8 to Amendment No. 3 to the Schedule 13D, in an aggregate amount of $17.5 million instead of $15 million, and (d) five-year warrants, substantially in the form attached as Exhibit A to Exhibit 8 to Amendment No. 3 to the Schedule 13D, to purchase an aggregate of five million shares of the Company’s Common Stock with a strike price of $18 per share.

On September 15, 2004, the transactions contemplated by the Recapitalization Agreement were consummated and CDR exchanged all of its existing Company holdings, consisting of

(a) 200,000 shares of the Company’s Series A Voting Convertible Preferred Stock, (b) warrants to acquire 3.5 million shares of the Company’s Common Stock at an exercise price of $25 per share and (c) warrants to acquire 1.8 million shares of the Company’s Common Stock at an exercise price of $31 per share, for the consideration described in the preceding paragraph.

CDR entered into a Termination Agreement, dated as of September 15, 2004 (the “Termination Agreement”), with the Company, Clayton, Dubilier & Rice, Inc. (“CD&R”) and the Vattikuti Entities, terminating (a) the Stock Purchase Agreement, dated as of March 17, 2000 by and among the Company, CDR and CDR-Cookie Acquisition VI-A, L.L.C. (“CDR-Cookie VI-A”), (b) the Voting Agreement, dated as of March 17, 2000, by and among the Vattikuti Entities, CDR and CDR-Cookie VI-A, (c) the Consulting Agreement, dated as of March 17, 2000, by and between the Company and CD&R, and (d) the Registration Rights Agreement, dated as of April 20, 2000, by and among the Company, CDR and CDR-Cookie VI-A; provided that the indemnification protection provided in each of the foregoing agreements is not effected with respect to any facts and events existing prior to the closing of the transactions contemplated by the Recapitalization Agreement.

CDR entered into a Registration Rights Agreement, dated as of September 15, 2004, with the Company and FIS (the “Registration Rights Agreement”), substantially in the form attached as Exhibit C to Exhibit 8 to Amendment No. 3 to the Schedule 13D.  The Registration Rights Agreement grants CDR and FIS certain demand and piggy-back registration rights with respect to the Common Stock and the exercise of the warrants to acquire shares of the Company’s Common Stock held by CDR and FIS.

CDR also entered into an Indemnification Agreement Amendment, dated as of September 15, 2004, with the Company and CD&R (the “Indemnification Amendment”), substantially in the form attached as Exhibit D to Exhibit 8 to Amendment No. 3 to the Schedule 13D, amending the Indemnification Agreement, dated as of April 20, 2000, among the Company, CDR, CD&R and CDR-Cookie VI-A in order to limit the indemnification protections provided thereunder to facts and events existing on or prior to the closing contemplated by the Recapitalization Agreement.

On September 15, 2004, Mr. Kevin J. Conway and Mr. Ned C. Lautenbach resigned from the Board of Directors of the Company.
Item 5.	Interest in Securities of the Issuer
Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)(i)  CDR is the direct beneficial owner of 7 million shares of Common Stock (on an as-exercised basis), representing approximately 16.4% of the outstanding shares of Common Stock (based on the number of shares of Common Stock expected to be outstanding after the closing of the transactions as reported in the Company’s proxy statement, dated August 26, 2004).

Item 5(c) of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:
The additional response to Item 4 appearing above, the Amendment and the Termination Agreement, filed herewith are incorporated herein by reference in response to this Item 5.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:
The additional response to Item 4 appearing above, the Amendment and the Termination Agreement, filed herewith are incorporated herein by reference in response to this Item 6.
Item 7.	Material to Be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:
Exhibit 10 Amendment and Acknowledgment Agreement, dated as of August 17, 2004, among CDR, the Company, FIS and the Vattikuti Entities.
Exhibit 11 Termination Agreement, dated as of September 15, 2004, among the Company, CDR, CD&R and the Vattikuti Entities.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 15, 2004

CDR-COOKIE ACQUISITION, L.L.C.

	By:	/s/ David H. Wasserman
		Name:	David H. Wasserman
		Title:	Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 15, 2004

CLAYTON, DUBILIER & RICE FUND VI LIMITED PARTNERSHIP

	By:	CD&R Associates VI Limited Partnership, its general partner

		By:	CD&R Investment Associates VI, Inc., its managing general partner

			By:	/s/ Joseph L. Rice, III
Name: Joseph L. Rice, III
Title: Chairman

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 15, 2004

CD&R ASSOCIATES VI LIMITED PARTNERSHIP

By:	CD&R Investment Associates VI, Inc., its managing general partner

	By:	/s/ Joseph L. Rice, III
Name: Joseph L. Rice, III
Title: Chairman

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 15, 2004

CD&R INVESTMENT ASSOCIATES VI, INC.

	By:	/s/ Joseph L. Rice, III
Name: Joseph L. Rice, III
Title: Chairman

EXHIBIT INDEX

Exhibit No.	Description

10.	Amendment and Acknowledgment Agreement, dated as of August 17, 2004, among CDR, the Company, FIS and the Vattikuti Entities.

11.	Termination Agreement, dated as of September 15, 2004, among the Company, CDR, CD&R and the Vattikuti Entities.